Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 8, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. Roger Schwall
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Resources Development Inc. File No. 333-171727

Dear Mr. Schwall:

As requested by the Staff, on behalf of China Resources Development Inc. (the “Company”), we are filing Amendment No. 7 to the above-captioned Registration Statement on Form S-1 (“Registration Statement”) in order to file the Company’s Amended and Restated Memorandum and Articles of Association (“Charter”) in the form that it has been filed with the Cayman Islands.  The only change to the Charter from the form that was previously filed with the Registration Statement on May 6, 2011 was the inclusion of the date on the first page.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Robin Lee